UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

806693107

(CUSIP Number)

Eric Weider President and Chief Executive Officer Weider Health and Fitness 21100 Erwin Street Woodland Hills, CA 91367 (818) 595-0531

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806693107

1.	Name of Reporting Person: Weider Health and Fitness
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person CO

CUSIP No. 806693107

1.	Name of Reporting Person: Eric Weider
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person IN

CUSIP No. 806693107

1.	Name of Reporting Person: MLE Holdings Company
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 0
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 0%
14.	Type of Reporting Person CO

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on October 18, 2010 (as amended and supplemented by Amendment No. 1 filed on November 16, 2012 and Amendment No. 2 (“Amendment No. 2”) filed on November 27, 2012, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Weider Health and Fitness, Eric Weider and MLE Holdings Company, with respect to the Class A Common Stock and Class B Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment amends and restates the penultimate paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

Completion of the Offer

Pursuant to the Offer and the Reckitt Support Agreement, WHF tendered and did not withdraw the Weider Shares. Upon completion of the Offer, WHF disposed of all the Weider Shares to the Offerors on December 15, 2012, and the Stockholders Agreement terminated.

The foregoing description of the Stockholders Agreement, the Support Agreement and the Reckitt Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is attached as Exhibit 1 to this Schedule 13D, the Support Agreement, which is attached as Exhibit 3 to this Schedule 13D, and the Reckitt Support Agreement, which is attached as Exhibit 4 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7 through 11 and 13 on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a) and (b) On December 15, 2012, upon the disposition of all of the Weider Shares to the Offerors and the termination of the Stockholders Agreement, the Reporting Persons ceased to beneficially own any Shares.

(c) Except as set forth or incorporated in this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule A to the Schedule 13D, has engaged in any transaction involving any Shares since the filing of Amendment No. 2.

(d) Not applicable.

(e) On December 15, 2012, upon the disposition of all of the Weider Shares to the Offerors and the termination of the Stockholders Agreement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2012

/s/ Eric Weider
ERIC WEIDER

WEIDER HEALTH AND FITNESS

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President and Chief Executive Officer

MLE Holdings Company

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 17th day of December, 2012.

/s/ Eric Weider
ERIC WEIDER

WEIDER HEALTH AND FITNESS

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President and Chief Executive Officer

MLE Holdings Company

By:	/s/ Eric Weider
Name:	Eric Weider
Title:	President